PERMEX PETROLEUM CORPORATION

100 Crescent Court, Suite 700

Dallas, Texas, 75201

June 28, 2022

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Lily Dang
Joseph Klinko
John Hodgin
Cheryl Brown
Kevin Dougherty

Re:	Permex Petroleum Corporation
Draft Registration Statement on Form F-1
Submitted May 12, 2022
CIK No. 0001922639

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Permex Petroleum Corporation, a British Columbia, Canada corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 8, 2022 (“Comment Letter”) regarding the Company’s Draft Registration Statement on Form F-1 (as subsequently converted to a Registration Statement on Form S-1, the “Registration Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Draft Registration Statement on Form F-1 filed May 12, 2022

Glossary of Terms, page 4

1. The definition provided in your glossary for “Proved Undeveloped Reserves” or “PUDs” does not appear to be fully consistent with the definitions in Rule 4-10(a)(22) and (a)(31) of Regulation S-X. Please revise as necessary to resolve the inconsistency and tell us of any implications for the reserve quantities that you have estimated based on the definition disclosed rather than the prescribed definition.

RESPONSE:	The definition of “Proved Undeveloped Reserves” or “PUDs” has been revised so that it is consistent with Rule 4-10(a)(22) and (a)(31) of Regulation S-X. The Company’s estimates of reserve quantities that are included with the Registration Statement on Form S-1 being filed concurrently with this letter are consistent with the definition of “Proved Undeveloped Reserves” as defined in Rule 4-10(a)(22) and (a)(31).

Risk Factors, page 13

2. Please add risk factor disclosure discussing the more limited SEC reporting requirements applicable to you as a foreign private issuer, as compared to a domestic reporting issuer, and the attendant risks for investors. We note in this regard your disclosures on page 70 of your reporting requirements as a foreign private issuer.

RESPONSE:	The Company has determined that it no longer qualifies as a foreign private issuer and consequently intends to make all of its required filings pursuant to the Securities Exchange Act of 1934, as amended, as a domestic issuer rather than a foreign private issuer. Accordingly, the disclosure on page 70 regarding the Company’s reporting requirements as a foreign private issuer has been deleted.

Our common shares are subject to the “penny stock” rules of the SEC..., page 23

3. We note your disclosure in this risk factor that your common shares are subject to the “penny stock” rules. However, we note your common stock page on OTC Markets, available at https://www.otcmarkets.com/stock/OILCF/overview, discloses that your stock is “Penny Stock Exempt.” Please clarify if your common stock is a “penny stock” as defined in SEC Rule 3a51-1 and make consistent disclosure.

RESPONSE:	The Company’s common stock is not deemed to be penny stock and, therefore, the disclosure in the risk factors regarding penny stock has been deleted.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 31

4. We note your disclosure projecting gross revenue from oil and gas sales of C$1,400,000 and general administrative expenses of C$800,000 for the next 12 months. Please expand your disclosure to discuss and quantify all material assumptions underlying your projected financial information, and explain how your projections are representative of your current business operations and opportunities, given that you generated only C$59,109 in oil and gas sales revenue in fiscal year ended September 30, 2021 as reported on page F-4. Also please note that revenue projection generally should not be presented without a measure of income such as net income or earnings per share. Refer to additional guidance in Item 10(b) of Regulation S-K, applicable pursuant to General Instruction C.(e) of Form 20-F, as directed by General Instruction II.B. of Form F-1, and revise your disclosure accordingly.

RESPONSE:	The Company has deleted the statements regarding its projected gross revenue from oil and gas sales and general administrative expenses.

5. We note the disclosure that you expect to invest additional capital in your oil and gas project development. Please expand your disclosures to quantify any material commitments for capital expenditures as of and subsequent to September 30, 2021 and provide an indication of the general purpose of such requirements and the anticipated sources of funds needed to satisfy such requirements. Refer to Part I, Item 5.B.3 of Form 20-F and Item 5.D. of Form 20-F.

RESPONSE:	The Company has revised the Registration Statement to indicate that it currently does not have any material commitments for capital expenditures.

Business

Oil and Gas Properties, page 35

6. We note that you have omitted many of the disclosures prescribed by Subpart 1200 of Regulation S-K, which is applicable via Instruction 2 to Item 4 of Form 20-F, and Item 4(a) of Form F-1. We have provided specific Item references in comments where the need for revision or incremental disclosure is apparent. Please ensure that you have considered and satisfied all of the applicable requirements when preparing the amendment to your registration statement.

RESPONSE:	The Company has considered and, to the best of its knowledge, satisfied all of the applicable requirements when preparing the amendment to the Registration Statement.

7. We note your disclosures on pages 8, 29 and 35, indicating that your estimates of oil and gas reserves as of September 30, 2021 and September 30, 2020, have been derived from independent appraisal reports prepared by MKM Engineering.

Please expand your disclosure under Experts on page 69 to identify the engineering firm, and obtain and file copies of the reserve reports and a consent from the engineering firm as exhibits to comply with Item 1202(a)(8) and Item 601(b)(23) of Regulation S-K, which is applicable pursuant to Item 8(a) of Form F-1.

Please ensure that the reserve reports from MKM Engineering satisfy the disclosure requirements for reserves reports in Item 1202(a)(8)(i) through (x) of Regulation S-K.

RESPONSE:	The Company expanded its disclosure under the “Experts” section of the Registration Statement to identify MKM Engineering as the engineering firm that provided independent appraisal reports with respect to the Company’s oil and gas reserves as of September 30, 2021 and 2020 (the “Reserve Reports”). In addition, the Company has filed the Reserve Reports, which satisfy the disclosure requirements for reserves reports in Item 1202(a)(8)(i) through (x) of Regulation S-K, as well as a consent from MKM Engineering as exhibits to the Registration Statement.

8. You disclose that your reserves as of September 30, 2021 and September 30, 2020 were prepared by MKM Engineering “...using standard engineering practices generally accepted by the petroleum industry and conform to those classifications defined in the Canadian Oil and Gas Evaluation Handbook.”

However, you should adhere to the definitions in Rule 4-10(a) of Regulation S-X in preparing the reserve estimates disclosed in your filing to comply with Item 1201(c) of Regulation S-K. If your estimates do not fulfill the requirements to be classified as reserves based on these definitions, please revise your disclosures, and obtain and file revised reserves reports, that are consistent with these requirements.

RESPONSE:	The Company has filed revised Reserve Reports that are consistent with Rule 4-10(a) of Regulation S-X as exhibits to the Registration Statement, in accordance with Item 1201(c) of Regulation S-K.

9. Please expand the tabular presentation of your proved and probable reserves to additionally disclose the net quantities of developed and/or undeveloped reserves by separate product types, e.g. oil/condensate, natural gas liquids and natural gas, to comply with Items 1202(a)(2) and (a)(4) of Regulation S-K.

RESPONSE:	The Company has expanded the tabular presentation of its proved and probable reserves to disclose the net quantities of developed and/or undeveloped reserves by separate product types in compliance with Items 1202(a)(2) and (a)(4) of Regulation S-K.

10. Please revise the tabular presentation of reserves provided on pages 8, 29 and 35 and any related disclosures elsewhere in the filing to remove the arithmetic summation of information relating to the individual estimates of proved and probable reserves.

Please also include a discussion of the uncertainty relating to your probable reserves, and cautionary language to clarify that because such estimates have not been adjusted for risk associated with this uncertainty, the risk profile is different than for estimates of proved reserves and therefore should not be added together as if they were the same.

You may refer to Item 1202(a)(5) of Regulation S-K and the Answer to Question 105.01 in our Compliance and Disclosure Interpretations (“C&DIs”) regarding Oil and Gas Rules, available on our website at https://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm, if you require further clarification or guidance.

RESPONSE:

The Company has revised the Registration Statement to (i) remove the arithmetic summation of information relating to the individual estimates of proved and probable reserves and (ii) include a discussion of the uncertainty relating to the Company’s probable reserves and (iii) include cautionary language to clarify that because such estimates have not been adjusted for risk associated with this uncertainty, the risk profile is different than for estimates of proved reserves and therefore should not be added together as if they were the same.

11. Please expand your disclosure to provide a general discussion of the technologies used to establish the appropriate level of certainty for your various reserves estimates to comply with Item 1202(a)(6) of Regulation S-K.

RESPONSE:	The Company has revised the Registration Statement to indicate that MKM Engineering assumed for the purposes of its appraisal reports that the technology to be used to develop the Company’s reserves would include horizontally drilled wells, fracturing and acidizing.

12. Please include a discussion of your internal controls pertaining to your estimation of oil and gas reserves, and the qualifications of the technical persons at the company and at MKM Engineering who are primarily responsible for overseeing the preparation of the reserves estimates presented in your filing to comply with Item 1202(a)(7) of Regulation S-K.

RESPONSE:	The Company has revised the Registration Statement to include a discussion of its internal controls pertaining to its estimation of oil and gas reserves, and the qualifications of the technical person at MKM Engineering who is primarily responsible for overseeing the preparation of the reserves estimates.

13. Please disclose the information required by Item 1203(b), (c) and (d) of Regulation S-K, relating to your proved undeveloped reserves.

RESPONSE:	The Company has revised the Registration Statement to disclose the information required by Item 1203(b), (c) and (d) of Regulation S-K, relating to its proved undeveloped reserves.

14. Please disclose the average sales prices, net production quantities by final product sold, and average production costs per unit of production, for each of the last three fiscal years to comply with Item 1204 of Regulation S-K.

RESPONSE:

The Company has revised the Registration Statement to disclose the average sales prices, net production quantities by final product sold, and average production costs per unit of production, for the years ended September 30, 2021, 2020 and 2019 in compliance with Item 1204 of Regulation S-K.

Gross wells are set forth in Tables 1-10 of the MKM Engineering reports. The net production can be determined by multiplying the gross production numbers by Company’s net revenue interest as set forth in the Registration Statement. The number of dry and productive wells is set forth in Table 11 of the MKM Engineering reports.

15. Please expand your disclosure to include (i) the number of net productive and dry development and exploratory wells drilled during each of the last three fiscal years and (ii) the total number of gross and net productive wells, including wells with royalty interests, as of the end of your current fiscal year, to comply with Items 1205 and 1208(a) of Regulation S-K, based on the definitions in Items 1205(b) and 1208(c) of Regulation S-K.

RESPONSE:	The Company has revised the Registration Statement to expand its disclosure to include (i) the number of net productive and dry development and exploratory wells drilled during the years ended September 30, 2021, 2020 and 2019 and (ii) the total number of gross and net productive wells, including wells with royalty interests, as of September 31, 2021, as applicable, in compliance with Items 1205 and 1208(a) of Regulation S-K, based on the definitions in Items 1205(b) and 1208(c) of Regulation S-K.

16. Please disclose the total gross and net developed and undeveloped acreage, material undeveloped acreage concentrations, and the expiration dates of leases and concessions to comply with Items 1208(a) and (b) of Regulation S-K.

RESPONSE:	The Company has revised the Registration Statement to disclose the total gross and net developed and undeveloped acreage, material undeveloped acreage concentrations, and the expiration dates of leases and concessions in compliance with Items 1208(a) and (b) of Regulation S-K.

17. Please disclose your present activities, including the number of gross and net wells in the process of being drilled, completed, or waiting on completion, and any other related activities of material importance as of September 30, 2021 to comply with Item 1206 of Regulation S-K.

RESPONSE:	The Company has revised the Registration Statement to disclose its present activities, including the number of gross and net wells in the process of being drilled, completed, or waiting on completion, and any other related activities of material importance as of September 30, 2021 in compliance with Item 1206 of Regulation S-K.

Business

Marketing and Customers, page 38

18. We note your disclosure that for the years ended September 30, 2021 and 2020, you had two significant purchasers that accounted for approximately 49% and 45%, respectively, of your total oil, natural gas and NGL revenues, and if you lost one or more of these significant purchasers and were unable to sell your production to other purchasers on terms you consider acceptable, it could materially and adversely affect your business. Please include a separate risk factor related to substantial dependence on a limited number of customers, if applicable. See Part I, Item 3.D of Form 20-F.

RESPONSE:	The Company has revised the Registration Statement to include a risk factor with respect to the Company’s substantial dependence on a limited number of customers.

Management, page 45

19. Please revise to disclose the date of expiration of the current terms of each of your directors. Refer to Item 4.a of Form F-1 and Part I, Item 6.C.1 of Form 20-F.

RESPONSE:	The Company has revised the Registration Statement to disclose the date of expiration of the current terms of each of its directors.

Financial Statements, page F-3

20. Given that you have filed interim financial statements and MD&A covering the six months ended March 31, 2022 on SEDAR, you will need to update your filing to include this information, consistent with Item 8.A.5 of Form 20-F, applicable pursuant to Item 4.a and Item 4A.(b)2 of Form F-1.

RESPONSE:	The Company has revised the Registration Statement to include its unaudited condensed consolidated financial statements for the quarter ended March 31, 2022.

Notes to the Consolidated Financial Statements, page F-7

21. Please disclose the information prescribed by FASB ASC 932-235-50-4, 50-5, 50-31 and 50-35 for the years ended September 30, 2020 and 2021, to comply with Item 17(b) and Instructions 1 and 2 to Item 18 of Form 20-F, applicable via Item 4(b) of Form F-1. Please refer to the examples in FASB ASC 932-235-55-2, 55-6, 55-7 in formulating your disclosures.

RESPONSE:	The Company has revised the Registration Statement to disclose the information prescribed by FASB ASC 932-235-50-4, 50-5, 50-31 and 50-35 for the years ended September 30, 2020 and 2021.

Financial Statements

Note 7 - Property & Equipment, page F-17

22. We note you disclosed under this heading that on September 30, 2021, you acquired working interest and net revenue interest in the Breedlove “B” Clearfork leases in Texas for total purchase price of 25 million common shares issued at fair value of C$3.125 million and 12.5 million share purchase warrants valued at approximately C$1.5 million using the Black-Scholes option pricing model, while you disclosed on pages 28 and 35 that the purchase price was US$2 million payable in 25 million common shares and 12.5 million share purchase warrants.

Please revise your disclosures as appropriate to explain or resolve the discrepancy, which appears to remain even after giving consideration to the foreign exchange translation rate on September 30, 2021 of US$1 to C$1.27 as disclosed on page 70.

RESPONSE:	In connection with the Company’s preparation of the Registration Statement on Form S-1, the Company has prepared financial statements for the years ended September 30, 2021 and September 30, 2020 according to generally accepted accounting principles in the United States and has changed its reporting currency from Canadian dollars to United States dollars for those years ended. The issue that formed the basis of the above comment was addressed in connection with the preparation of these revised financial statements.

General

23. Please provide us with the analysis that supports your conclusion that you are a foreign private issuer and, thus, eligible to use Form F-1. Refer to Rule 405 of Regulation C. Also, please disclose in the prospectus the percentage and number of record holders of the company’s ordinary shares that are residents of the United States. Refer to Part I, Item 7.A.2 of Form 20-F and Item 4(a) of Form F-1.

RESPONSE:	The Company has determined that it does not qualify as a foreign private issuer, and consequently, the Company has refiled the Registration Statement on a Form S-1.

24. Please provide us copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE:	There are no written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on the Company’s behalf, presented to potential investors in reliance on Section 5(d) of the Securities Act.

Sincerely,

Permex Petroleum Corporation

/s/ Mehran Ehsan
By:	Mehran Ehsan
Title:	Chief Executive Officer

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